

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Leanne Cunningham
Chief Financial Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

>   **Re: Brown-Forman Corporation**
>   **Form 10-K for the Fiscal Year Ended April 30, 2021**
>   **Filed June 21, 2021**
>   **File No. 001-00123**

Dear Ms. Cunningham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.   We note that you present non-GAAP measures adjusted for the "estimated net change in distributor inventories." Please clarify for us what this adjustment represents and explain in sufficient detail how you calculate the amounts. Also tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   Please expand your disclosure to include discussion and analysis, with equal or greater prominence, of the most directly comparable GAAP financial measure to underlying measures. We note that your results of operations discussions primarily focus on the year-over-year changes in the underlying measures as opposed to movements in the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
1. Accounting Policies
Inventories, page 63

3.   You disclose that inventories are valued at the lower of cost or net realizable value.
Please clarify if you recognize your LIFO inventories at the lower of cost or market or
lower of cost or net realizable value and revise your disclosures accordingly. See ASC
330-10-35-1B through -7.

     In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

     You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing